IPSEN
Innovation for patient care

Ipsen's first half 2006 sales

- **First half 2006 sales in line with full-year objectives: +6.6%**
  - **Strong growth in targeted therapeutic areas: +14.0%**

Paris, 1st August 2006 - Ipsen (Euronext: IPN) reported today its sales for the first half of 2006.

Second quarter and first half unaudited IFRS consolidated sales

(in € million)	2Q 2006	% *change*	2Q 2005	1H 2006	% *change*	1H 2005
Total Group	**218.8**	***+3.2***	**211.9**	**430.6**	***+6.6***	**404.1**
of which:						
Targeted Therapeutic Areas	114.3	*+12.4*	101.8	221.8	*+14.0*	194.5
Primary Care	96.2	*(4.7)*	100.9	192.2	*+1.2*	190.0

First half 2006 sales highlight

Group sales reached €430.6 million, up 6.6% year-on-year (first half of 2005, €404.1 million).

Sales of products in **Ipsen's strategic targeted therapeutic areas** reached €221.8 million, up 14.0% year-on-year (first half of 2005, €194.5 million). Sales in targeted therapeutic areas therefore represented 51.5% of the Group's consolidated sales at the end of June 2006 against 48.1% a year earlier. In **oncology**, sales reached €113.6 million, up 7.0% year-on-year (first half of 2005, €106.2 million). This performance was achieved despite price reductions of Decapeptyl®, which grew 10,0% in volume. In **endocrinology**, sales reached €52.4 million, up 22.0% year-on-year (first half of 2005, €42.9 million). The strong growth in this therapeutic area stemmed from the success in the developments of NutropinAq®, which continued to progress satisfactorily, and from Somatuline®, which confirmed its success in all its main markets. In **neuromuscular disorders**, sales reached €55.8 million, up 23.0% year-on-year (first half of 2005, €45.4 million). The trend in Dysport® sales remained strong due to favourable dynamics in the United Kingdom, Latin America and the Middle-East markets.

Sales of **primary care** products reached €192.2 million, up a moderate 1.2% year-on-year (first half of 2005, €190.0 million). Sustained growth of Tanakan® sales in France and Russia as well as of Smecta® in France, Russia and China only slightly offset the sharp 28.3% decline in Ginkor Fort® sales, for which the French Government decided to reduce the rate of reimbursement of the whole therapeutic class to 15% from 35% and to cut its sales price by 15% as of February 1, 2006.

Sales generated in **Major Western European Countries**[1] amounted to €275.6 million, a slight 0.6% increase year-on-year. The good performance in this region has been impacted by sales in the French market, hit by the performance of Ginkor Fort®, as well as by a more general slow-down in this market. However, growth was sustained in Germany and the United Kingdom, notably due to the good performance of Dysport® and in Italy where we

[1] France, Germany, Italy, Spain and United Kingdom

dlw 8/9

observed a recovery in orders from hospitals in the southern regions. In **Other European Countries**, sales reached €93.3 million, up 18.1% year-on-year (first half of 2005, €79.0 million). This strong growth was mainly fuelled by sales in Eastern and Central Europe, notably of Smecta®, Decapeptyl® and Tanakan®. In the **Rest of the World**, sales reached €61.6 million, up 20.6% year-on-year, driven by the good performances of Smecta® and Decapeptyl® in Asia as well as Dysport® in Latin America.

Shareholding structure

To the best of its knowledge, and following the triggering of the liquidity mechanism (as described in chapter 18.3.2 of its 2005 registration document) put in place by Mayroy, its reference shareholder, Ipsen believes that its shareholding structure – on a fully diluted basis – today breaks down as follows:

- Mayroy 72.0%
- Public 24.7%
- Employees 3.3%

The conclusion of these operations ended, in all stipulations in force, Mayroy's shareholder's pact agreed on 22 April 2005 as described in Ipsen's 2005 registration document (§ 18.3.1.2).

Ipsen's share capital remains unchanged and amounts to €84,024,683 composed of 84,024,683 shares outstanding of €1 nominal value.

Commenting on the sales for the first half of 2006, **Jean-Luc Bélingard, Chairman and CEO of Ipsen**, stated: *"We are pleased with the Group's performance which is achieving a solid 6.6% growth despite difficult market conditions in France. The good performance of our targeted therapeutic areas further validates our strategic positioning and makes us confident that we will meet our sales growth objective for 2006".* With regard to Ginkor Fort®, M.Bélingard commented: *"We will closely monitor the evolution of Ginkor Fort® and from now on will consider all options, including all forms of partnerships".*

Questioned on Ipsen's key business initiatives during the period, Jean-Luc Bélingard said: *"Since the company went public in December 2005, we have completed a number of important milestones in order to further accelerate Ipsen's development: during the first half of 2006, we completed two major partnerships, one with Tercica and the other with Medicis to market Somatuline® Autogel® and Reloxin® respectively in the US, once FDA approval has been granted. We believe we have therefore laid the foundations needed to execute our US strategy. We are also proud that Ipsen's R&D has been able to deliver a very innovative and convenient GLP-1 analogue, intended for the treatement of type 2 diabetes, for which Roche has exercised its option to continue its development and subsequent commercialisation".*

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure

reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's Internet website is www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.
Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information :

Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Comparison of consolidated sales for second quarters and first halves of 2006 and 2005[(1)]:

(in € thousands)	2nd quarter			1st half		
	2006	2005	%	2006	2005	%
Total drug sales	**211,464**	**204,498**	**3.4%**	**416,223**	**388,144**	**7.2%**
Drug related sales	**7,332**	**7,430**	***- 1.3%***	**14,384**	**15,955**	***- 9.8%***
Total sales	**218,796**	**211,928**	**3.2%**	**430,607**	**404,099**	**6.6%**

(1) The figures for 2005 are stated on a pro forma basis. The pro forma consolidated statements present the Group's activity as if the legal reorganisation of the Group completed in June 2005 had taken place on 1 January 2002. Note: since the Group sold its primary care business in Spain (except Tanakene®) in October 2005, the Group is presenting this business as a discontinued operation retroactively from 1 January 2005 in its consolidated financial statements. Accordingly, the consolidated sales figures for the second quarter and first half of 2005 do not include sales for this activity.

Second quarter of 2006 sales highlight

For the second quarter of 2006, Group sales reached €218.8 million, up 3.2% year-on-year (second quarter 2005, €211.9 million). The good performance of our targeted therapeutic areas, notably in international markets, and of our primary care products other than Ginkor Fort® was partially offset by the weak sales of Ginkor Fort®, which suffered from the French Government measures (reduction of its reimbursement rate to 15% from 35% as well as a 15% price reduction enforced on 1 February 2006 on the entire class drugs). Sales of Ginkor Fort® fell by 38.7% year-on-year due to the combined volume and price impacts.

Sales of all products, other than Ginkor Fort®, grew by 7.1% year-on-year.

First half of 2006 sales highlight

For the first half of 2006, Group sales reached €430.6 million, up 6.6% year-on-year (first half of 2005, €404.1 million), or up 6.3% excluding currency impact. This good performance takes into account the negative impact of Ginkor Fort® sales, which decreased by 28.3% year-on-year.

Price decreases had a negative impact of €14.3 million on consolidated sales, of which €3.1 million for Ginkor Fort® only and €4.7 million due to the consequences of the licence agreement concluded in October 2005 under which sales to wholesalers of Tenstaten® in France are now recorded by Recordati. Consequently, for the first half of 2006, price decreases had a negative impact of 3.5 points on Ipsen's sales growth year-on-year.

Sales of all products, other than Ginkor Fort®, grew by 9.5% year-on-year.

Sales by therapeutic areas

The following table shows sales by therapeutic areas for the second quarters and first halves of 2006 and 2005:

	2nd quarter			1st half		
(in € thousands)	2006	2005	%	2006	2005	%
Products in targeted therapeutic areas						
- Oncology	58,038	53,082	*9.3%*	113,584	106,196	*7.0%*
- Endocrinology	27,404	22,634	*21.1%*	52,356	42,911	*22.0%*
- Neuromuscular disorders	28,907	26,047	*11.0%*	55,820	45,395	*23.0%*
Sub-total	**114,349**	**101,763**	***12.4%***	**221,760**	**194,502**	***14.0%***
Primary care products						
- Gastroenterology	38,812	37,730	*2.9%*	79,156	70,145	*12.8%*
- Cognitive disorders	32,652	30,914	*5.6%*	64,508	60,942	*5.9%*
- Cardiovascular	24,733	32,257	*- 23.3%*	48,557	58,871	*- 17.5%*
Sub-total	**96,197**	**100,901**	***- 4.7%***	**192,221**	**189,958**	***1.2%***
Other therapeutic areas						
- Other drugs	918	1,834	*- 49.9%*	2,242	3,684	*- 39.1%*
Sub-total	**918**	**1,834**	***- 49.9%***	**2,242**	**3,684**	***- 39.1%***
Total drug sales	**211,464**	**204,498**	***3.4%***	**416,223**	**388,144**	***7.2%***
Drug related sales	**7,332**	**7,430**	***- 1.3%***	**14,384**	**15,955**	***- 9.8%***
Total sales	**218,796**	**211,928**	***3.2%***	**430,607**	**404,099**	***6.6%***

For the first half of 2006, prescription drug sales reached €416.2 million, representing 96.7% of the Group's consolidated sales (first half of 2005, 96.1%), showing a 7.2% growth year-on-year. Drug related sales amounted to €14.4 million for the first half of 2006, down 9.8% year-on-year (first half of 2005, €16.0 million).

Products in targeted therapeutic areas

For the second quarter of 2006, sales of products in targeted therapeutic areas reached €114.3 million, up 12.4% year-on-year (second quarter of 2005, €101.8 million).
For the first half of 2006, sales of products in targeted therapeutic areas reached €221.8 million, up 14.0% year-on-year (first half of 2005, €194.5 million). Sales in targeted therapeutic areas therefore represented 51.5% of Group's consolidated sales at the end of June 2006 against 48.1% last year.

- **In oncology,** sales reached €113.6 million up 7.0% year-on-year (first half of 2005, €106.2 million). This performance was achieved despite price reductions of Decapeptyl®, which grew 10% in volume.

- **In endocrinology**, sales reached €52.4 million, up 22.0% year-on-year (first half of 2005, €42.9 million). The strong growth in this therapeutic area stemmed from the success in the developments of NutropinAq®, which continued to progress satisfactorily, and from Somatuline®, which confirmed its success in all its main markets.

- **In neuromuscular disorders,** sales reached €55.8 million for the first half of 2006, up 23.0% year-on-year (first half of 2005, €45.4 million). The trend in Dysport® sales remained strong due to favourable dynamics in the United Kingdom, Latin America and the Middle-East markets.

Primary care products

During the second quarter of 2006, sales of primary care products reached €96.2 million, down 4.7% year-on-year (second quarter of 2005, €100.9 million). This decline is attributable to the decrease in Ginkor Fort® sales, following the measures enforced in France on February 1, 2006.
During the first half of 2006, sales of primary care products reached €192.2 million, up 1.2% year-on-year (first half of 2005, €190.0 million). Sustained growth of Tanakan® sales in France and in Russia as well as of Smecta® in France, Russia and China only slightly offset the sharp 28.3% decline in Ginkor Fort® sales.

- **In gastroenterology,** sales reached €79.2 million, up 12.8% year-on-year (first half of 2005, €70.1 million). Sustained growth of Smecta® in France, Russia and China and of Forlax® in France and Italy drove this performance.

- **In the cognitive disorders area,** sales reached €64.5 million, up 5.9% year-on-year (first half of 2005, €60.9 million). Tanakan® showed good growth in a declining market overall in France. This product notably showed solid growth in international markets, namely in China and Central & Eastern Europe.

- **In the cardiovascular area,** sales reached €48.6 million, down 17.5% year-on-year (first half of 2005, €58.9 million).This sharp decline is mainly due to the negative impact, in volume and price, of Ginkor Fort® sales in France. Contrary to historical observations in the French market, the reduction in reimbursement rate decreed by the Government resulted in a strong reduction in volumes due to contradictory positions taken by various healthcare organisations in maintaining complementary reimbursement beyond the 15% granted by Social Security. The decline in sales also stems from the technical reduction in price of Tenstaten® under the licence agreement signed with Recordati as explained above. Nisis® and Nisisco®, with a robust 9.6% sales growth, continued to show good performance.

Other therapeutic areas

For the first half of 2006, other therapeutic areas generated sales of €2.2 million, down 39.1% year-on-year (first half of 2005, €3.7 million). Sales have been impacted by de-reimbursement or withdrawal from market of some non-strategic products in Eastern Europe.

Drug related activities

For the first half of 2006, drug related sales (active ingredients and raw materials) were down 9.8% to €14.4 million. This activity accounted for 3.3% of the Group's total sales, against 3.9% a year earlier. This decline is mainly due to lower sales of raw materials in export markets.

Sales by products

Group sales by products for the second quarters and first halves of 2006 and 2005 were as follows:

(in € thousands) Drug Trade Name	2nd quarter			1st half		
	2006	2005	%	2006	2005	%
- Décapeptyl® (1)	58,010	53,064	*9.3%*	113,526	106,136	*7.0%*
- Tanakan®	32,652	30,914	*5.6%*	64,508	60,942	*5.9%*
- Dysport® (1)	28,907	26,047	*11.0%*	55,820	45,395	*23.0%*
- Somatuline® (1)	23,722	21,304	*11.4%*	45,482	40,786	*11.5%*
- Smecta®	19,551	16,973	*15.2%*	40,805	32,334	*26.2%*
- Ginkor Fort®	11,041	18,007	*- 38.7%*	22,419	31,271	*- 28.3%*
- Forlax®	11,463	12,049	*- 4.9%*	23,046	21,874	*5.4%*
- Nisis et Nisisco®	11,919	10,993	*8.4%*	22,938	20,928	*9.6%*
- NutropinAq®	3,325	1,252	*165.6%*	6,251	1,992	*213.8%*
- Other products	10,874	13,895	*- 21.7%*	21,428	26,486	*- 19.1%*
Total drug sales	**211,464**	**204,498**	***3.4%***	**416,223**	**388,144**	***7.2%***
Drug related sales	7,332	7,430	*- 1.3%*	14,384	15,955	*- 9.8%*
Total sales	**218,796**	**211,928**	***3.2%***	**430,607**	**404,099**	***6.6%***

(1) Peptide- or protein-based products

- **Decapeptyl®** -- For the second quarter of 2006, Decapeptyl® sales reached €58.0 million, up 9.3% year-on-year (second quarter of 2005, €53.1 million). For the first half of 2006, sales of Decapeptyl® reached €113.5 million, up 7.0% year-on-year, mainly due to high orders from distributors in certain export markets. However, volume growth for the first half of 2006 remained strong, with a 10.0% growth, thus illustrating the negative effects of price reductions enforced in several European countries. The product continued to show strong dynamics in China, Poland, Russia and Greece.

- **Tanakan®** -- For the second quarter of 2006, Tanakan® sales reached €32.7 million, up 5.6% year-on-year (second quarter of 2005, €30.9 million). For the first half of 2006, sales of Tanakan® reached €64.5 million, up 5.9% year-on-year (first half of 2005, €60.9 million). This performance is mainly explained by sustained sales in France and strong development in Russia.

- **Dysport®** -- For the second quarter of 2006, Dysport® sales reached €28.9 million, up 11.0% year-on-year (second quarter of 2005, €26.0 million). For the first half of 2006, sales reached €55.8 million, up 23.0% year-on-year (first half of 2005, €45.4 million). The product has therefore confirmed the strong dynamics observed since the beginning of this year in Western Europe, Latin America and the Middle-East.

- **Somatuline®** -- For the second quarter of 2006, Somatuline® sales reached €23.7 million, up 11.4% year-on-year (second quarter of 2005, €21.3 million). For the first half of 2006, sales of Somatuline® reached €45.5 million, up 11.5% year-on-year (first half of 2005, €40.8 million), with a good performance in most European markets.

- **Smecta®** -- For the second quarter of 2006, Smecta® sales reached €19.6 million, up 15.2% year-on-year (second quarter of 2005, €17.0 million). For the first half of 2006, sales of Smecta® reached €40.8 million, up 26.2% year-on-year (first half of 2005, €32.3 million). This strong performance is mainly explained by strong sales in China as well as, during the first quarter of 2006, high winter pathology in France.

- **Ginkor Fort®** -- For the second quarter of 2006, Ginkor Fort® sales amounted to €11.0 million, down 38.7% year-on-year (second quarter of 2005, €18.0 million). For the first half of 2006, sales of Ginkor Fort® - mainly recorded in France - stood at €22.4 million, down 28.3% year-on-year (first half of 2005, €31.3 million). Sales have been impacted by decreases in both price and reimbursement rate on the entire therapeutic class decided in October 2005 by the French Government. Such measures, enforced on 1 February 2006, had consequences not only on prices but also, unexpectedly, on volumes, due to positions adopted by some healthcare organisations, as explained above.

- **Forlax®** -- For the second quarter of 2006, Forlax® sales reached €11.5 million, down 4.9% year-on-year (second quarter of 2005, €12.0 million). For the first half of 2006, sales of Forlax® amounted to €23.0 million, up 5.4% year-on-year (first half of 2005, €21.9 million). Favourable trends have been confirmed in China, France and Italy, but the low level of sales in Algeria penalised the second quarter performance.

- **Nisis® and Nisisco®** -- For the second quarter of 2006, Nisis® and Nisisco® sales reached €11.9 million, up 8.4% year-on-year (second quarter of 2005, €11.0 million). For the first half of 2006, sales of Nisis® and Nisisco® amounted to €22.9 million, up 9.6% year-on-year (first half of 2005, €20.9 million), in a highly competitive environment.

- **NutropinAq®** -- For the second quarter of 2006, NutropinAq® sales reached €3.3 million, showing strong growth year-on-year (second quarter of 2005, €1.3 million). For the first half of 2006, sales of NutropinAq® reached €6.3 million, a threefold increase year-on-year (first half of 2005, €2.0 million). This product has now been successfully launched in all major European markets and is entering its third year of commercialisation. However, a generic product has recently been launched in some markets, including Germany.

- With sales of **Decapeptyl®**, **Dysport®** and **Somatuline®**, Ipsen's peptide- or protein-based products sales reached €214.8 million for the first half of 2006, representing 49.9% of Group consolidated sales, up 11.7% year-on-year (first half of 2005, €192.3 million sales representing 47.6% of Group consolidated sales).

IPSEN
Innovation for patient care

Sales by geographical regions

Group sales by geographical regions for the second quarters and first halves of 2006 and 2005 were as follows:

	2nd quarter			1st half		
(in € thousands)	2006	2005	%	2006	2005	%
- France	87,018	94,390	*- 7.8%*	176,042	181,061	*- 2.8%*
- Spain	13,206	12,272	*7.6%*	27,108	26,074	*4.0%*
- Italy	18,253	17,861	*2.2%*	35,034	33,543	*4.4%*
- Germany	9,797	10,015	- 2.2%	21,336	19,426	*9.8%*
- United Kingdom	8,371	7,196	*16.3%*	16,125	13,823	*16.6%*
Major Western European countries	***136,645***	***141,734***	***- 3.6%***	***275,645***	***273,927***	***0.6%***
Other European countries	***48,436***	***41,834***	***15.8%***	***93,324***	***79,047***	***18.1%***
- Asia	17,343	15,123	*14.7%*	35,118	26,906	*30.5%*
- Other countries in the rest of the world	16,372	13,237	*23.7%*	26,520	24,219	*9.5%*
Rest of the world	***33,715***	***28,360***	***18.9%***	***61,638***	***51,125***	***20.6%***
Total sales	**218,796**	**211,928**	**3.2%**	**430,607**	**404,099**	**6.6%**

- For the second quarter of 2006, sales generated in **Major Western European Countries** totalled €136.6 million, down 3.6% year-on-year (second quarter of 2005, €141.7 million). For the first half of 2006, sales in this region amounted to €275.6 million, a slight 0.6% increase year-on-year. The good performance in Major Western European countries has been impacted by sales in the French market, hit by the performance of Ginkor Fort®, as well as by a more general slow-down in this market. The French market exhibited a moderate 1.7% growth over the 5 first months of 2006 compared with a 6.8% growth for the same period last year *(source: GERS)*. However, for the first half of 2006, growth was sustained in Germany and the United Kingdom, notably due to the good performance of Dysport® and in Italy where we observed a recovery in orders from hospitals in the southern regions.

- **In Other European Countries,** sales for the second quarter of 2006 reached €48.4 million, up 15.8% year-on-year. For the first half of 2006, sales reached €93.3 million, up 18.1% year-on-year (first half of 2005, €79.0 million). This strong growth was mainly fuelled by sales in Eastern and Central Europe, in particular Smecta®, Decapeptyl® and Tanakan®. However, drug related sales for this area have decreased during the period.

- **In the Rest of the World,** sales for the second quarter of 2006 reached €33.7 million, up 18.9% year-on-year. For the first half of 2006, sales reached €61.6 million, up 20.6% year-on-year or up 18.2% excluding currency impact. Good performance of Smecta® and Decapeptyl® in Asia as well as Dysport® in Latin America mainly explained this evolution.